SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendment Thereto Filed Pursuant to 13d-2(a)

(Amendment No. 4)

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

Under the Securities Exchange Act of 1934

Genco Shipping & Trading Limited
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

Y2685T 10 7
(CUSIP Number)

Peter C. Georgiopoulos
c/o Genco Shipping & Trading Limited
299 Park Avenue, 20th Floor
New York, NY 10019
(212) 763-5600

with a copy to:

Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036
Attn: Thomas E. Molner
(212) 715-9100

(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

July 27, 2010
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box:  ☐

SCHEDULE 13D
CUSIP No. Y2685T 10 7

1)      NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

      Peter C. Georgiopoulos
_________________________________________________________________________________________
2)CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) ❒
                                                                                                                                  (b)  ❒
_________________________________________________________________________________________
3)SEC USE ONLY

_________________________________________________________________________________________
4)SOURCE OF FUNDS OO (see Instructions)
_________________________________________________________________________________________
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                         ☐
_________________________________________________________________________________________
6)CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
_________________________________________________________________________________________
7)     SOLE VOTING POWER
NUMBER OF                                             4,292,816
SHARES                                      __________________________________________________________________
BENEFICIALLY                                8)     SHARED VOTING POWER
OWNED BY                                                0
EACH                                           __________________________________________________________________
REPORTING                                      9)     SOLE DISPOSITIVE POWER
PERSON                                                      4,292,816
WITH                                           __________________________________________________________________
10)     SHARED DISPOSITIVE POWER
    0
__________________________________________________________________________________________
11)           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,292,816
__________________________________________________________________________________________
12)           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   ☐

__________________________________________________________________________________________
13)           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       12.08%
__________________________________________________________________________________________
14)           TYPE OF REPORTING PERSON     IN (see Instructions)
__________________________________________________________________________________________

Explanatory Note:   The decrease in the Reporting Person’s percentage ownership of Common Stock reported herein is the result of the issuance by Genco Shipping & Trading Limited on July 27, 2010 of 3,593,750 shares of its Common Stock in a follow-on offering and additional shares of its Common Stock in an earlier follow-on offering.

ITEM 1.    SECURITY AND ISSUER.

This Amendment No. 4 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 22, 2006 by and on behalf of Peter C. Georgiopoulos (the “Reporting Person”) with respect to shares of common stock, par value $0.01 per share (the “Common Stock”), of Genco Trading & Shipping Limited, a Marshall Islands corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 299 Park Avenue, 20th Floor, New York, New York 10171.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

The first paragraph of subsection (a) and the first sentence of subsection (b) of Item 5 are hereby amended and restated in their entirety as follows:

(a)  The Reporting Person may be deemed to beneficially own an aggregate of 4,292,816 shares of Common Stock, representing approximately 12.08% of the shares of Common Stock outstanding as at the date hereof.  The decrease in the Reporting Person’s percentage ownership of Common Stock is the result of the issuance by the Issuer on July 27, 2010 of 3,593,750 shares of Common Stock in a follow-on offering and additional shares of Common Stock in an earlier follow-on offering.

(b) The Reporting Person has sole power to vote or to direct the vote of and to dispose of or direct the disposition of 4,292,816 shares of Common Stock reported on this Schedule.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1.	Power of Attorney executed by Peter C. Georgiopoulos on April 21, 2008 appointing Thomas E. Molner, Terrence L. Shen, and Randal D. Murdock

  SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:   August 11, 2010

PETER C. GEORGIOPOULOS

     *

* The undersigned, by signing his name hereto, does sign and execute this Amendment No. 4 to Schedule 13D pursuant to a Power of Attorney executed by the Reporting Person and filed herewith as Exhibit 1.

By: /s/ Thomas E. Molner
Thomas E. Molner, Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description

1	Power of Attorney executed by Peter C. Georgiopoulos on April 21, 2008 appointing Thomas E. Molner, Terrence L. Shen, and Randal D. Murdock

5